Exhibit 16.1

June 17, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K for the event that occurred on February 11, 2016, to be filed by Atrinsic, Inc. We are in agreement with the statements contained in the first sentence of the first paragraph of Item 4.01with regards to the dismissal of Schulman Lobel Zand Katzen Williams & Blackman LLP, and the second, third, fourth and fifth paragraphs of Item 4.01 in their entirety. We have no basis to agree or disagree with other statements of Atrinsic, Inc. contained in the sixth paragraph of Item 4.01 or contained in the rest of the Form 8-K document.

/s/ Schulman Lobel Zand Katzen Williams & Blackman LLP

Certified Public Accountants

North Brunswick, New Jersey